FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 16, 2008

Diageo plc

(Translation of registrant’s name into English)

England

(Jurisdiction of Incorporation)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-10410, 333-14100, 333-110804, 333-132732 AND 333-153488) AND REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-08090, 333-08092, 333-08094, 333-08096, 333-08098, 333-08102, 333-08104, 333-08106, 333-09770, 333-11460, 333-11462 AND 333-153481) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number		Description

99.1	—	Memorandum and Articles of Association of Diageo plc, dated October 15, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: October 16, 2008	By:	/s/ John Nicholls
	Name:	John Nicholls
	Title:	Deputy Company Secretary